Exhibit 3.5

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

OF

PAXMEDICA, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, PaxMedica, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.       The date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was April 15, 2020.

2.       The Certificate of Incorporation of the Corporation is hereby amended to effect a reverse stock split of the Corporation’s common stock by adding the following after the first paragraph of Article V:

“Effective upon the effective time of this Certificate of Amendment of the Certificate of Incorporation (the “Split Effective Time”), (i) every one (1) whole share of Common Stock of the Company issued and outstanding immediately prior to the Split Effective Time shall be changed, combined and reclassified into 0.5775898 shares of Common Stock.

Notwithstanding the foregoing, there shall be no fractional shares of Common Stock issued in connection with the reclassification of Common Stock effected hereby. In lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), such stockholder shall be entitled to receive a cash payment equal to the fair value of one share of Common Stock as determined by the Board of Directors of the Company multiplied by such fraction. From and after the Split Effective Time, certificates representing shares Common Stock issued and outstanding prior to the Split Effective Time shall represent the number of whole shares of Common Stock after the Split Effective Time into which such shares Common Stock shall have been reclassified pursuant to this Certificate of Amendment of the Certificate of Incorporation and the right to receive cash in lieu of fractional shares as provided herein. Upon surrender by stockholders of certificates representing shares of Common Stock issued and outstanding prior to the Split Effective Time, cash in lieu of fractional shares, if any, will be issued to such stockholders.”

3.       Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4.       The foregoing amendments were duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

5.       This Certificate of Amendment and the amendments to the Certificate of Incorporation effected hereby shall be effective immediately upon filing.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 22nd day of July, 2020.

PAXMEDICA, INC.

By:	/s/ Howard J. Weisman
Name:	Howard J. Weisman
Title:	Chief Executive Officer